Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Partners

Host Marriott, L.P.:

We consent to the use of our report dated February 23, 2005, with respect to the consolidated balance sheets of Host Marriott, L.P. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners’ capital and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2004 and the related financial statement schedule of real estate and accumulated depreciation, included herein and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG LLP

McLean, Virginia

May 17, 2005